FOIA Confidential Treatment Request

Requested by Gannett Co., Inc. Pursuant to Rule 83 (17 C. F. R. 200.83)

August 26, 2016

VIA EDGAR AND UPS OVERNIGHT

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Andrew Mew

Re:	Gannett Co., Inc.
Form 10-K for the fiscal year ended December 27, 2015, filed February 25, 2016
File No. 001-36874

Ladies and Gentlemen:

This letter sets forth the responses of Gannett Co., Inc. (the “Company”) to the oral comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) relayed to the Company in a telephone call with the undersigned on Friday, August 5, 2016, regarding the Staff’s review of the Company’s annual report on Form 10-K for the fiscal year ended December 27, 2015, filed on February 25, 2016. For your convenience, each of the Staff’s oral comments has been reproduced below in italicized font, with the Company’s response set out immediately underneath it.

Pursuant to Rule 83 of the Commission’s Rules on Information and Requests (17 C. F. R. 200.83) (“Rule 83”), the Company requests that, due to its commercially sensitive nature, certain information contained in this response letter be accorded confidential treatment (such information, the “Confidential Information”). In the version of this letter that has been submitted to the Commission via EDGAR, such information has been redacted and identified with a placeholder identified by the mark “[* *].” The Company has separately submitted to the Staff an unredacted version of this letter in which the Confidential Information has been highlighted and bracketed. In the event that the Commission receives any request for disclosure of the Confidential Information, pursuant to the Freedom of Information Act or otherwise, the Company requests that a notification of such request be provided to the Company at the following address, so that the Company may substantiate its request for confidential treatment in accordance with Rule 83:

Gannett Co., Inc.

7950 Jones Branch Drive

McLean, VA 22107-0150

Attention: Alison K. Engel, Senior Vice President, Chief Financial Officer and Treasurer

Telephone: (703) 854-6000

Confidential Treatment Requested by Gannett Co., Inc.

Pursuant to Rule 83 (17 C. F. R. 200.83)

1.	We note that, in your response to our prior comment letter, you indicate that you are combining Domestic Publishing and the USAT Group into a single operating segment, such that going forward you will have two operating segments – Domestic Publishing and the U.K. Group. Please provide us with historical and projected revenue, EBITDA and EBITDA margin data for Domestic Publishing and the U.K. Group after giving effect to the combination of Domestic Publishing and the USAT Group.

The Company respectfully provides the following revenue and EBITDA financial metrics for Domestic Publishing and the U.K. Group:

Revenue (in thousands)	2013	2014	2015	2016 (e)	2017 (e)	2018 (e)

Domestic Publishing*	$ [**]	$ [**]	$ [**]	$ [**]	$ [**]	$ [**]

U.K. Group**	$ [**]	$ [**]	$ [**]	$ [**]	$ [**]	$ [**]

EBITDA (in thousands)	2013	2014	2015	2016 (e)	2017 (e)	2018 (e)

Domestic Publishing*	$ [**]	$ [**]	$ [**]	$ [**]	$ [**]	$ [**]
Margin %	[**]%	[**]%	[**]%	[**]%	[**]%	[**]%

U.K. Group**	$ [**]	$ [**]	$ [**]	$ [**]	$ [**]	$ [**]
Margin %	[**]%	[**]%	[**]%	[**]%	[**]%	[**]%

* Forecasted numbers include the acquisition of the Journal Media Group and the assets of North Jersey Media Group.
** Reflects a lower foreign currency exchange rate after Brexit.
Note: The above numbers do not include unallocated corporate costs.

As the Company continues to execute on its strategic initiatives, which include acquisitions, digital expansion and cost reductions, we expect that the margins for its Domestic Publishing operations will continue to improve and will better align with those reported by the U.K. Group. As the Company just recently completed its first year as a stand-alone company post spin-off, some of these strategic initiatives are not yet fully reflected in our current projections for future periods as these initiatives continue to evolve, nor is the full impact of the potential synergies for the three acquisitions that have closed post-spin reflected in current projections.

In conjunction with the above and based on the collective qualitative and quantitative considerations as set forth in our prior responses, the Company continues to believe that a reasonable investor would view the operating segments as similar. The Company’s investors are focused on total company performance. While currently there are slightly higher margins for the U.K. Group, of most importance to the investors is how the Company will execute its overall strategy to optimize all publishing assets and integrate digital to improve consolidated revenues and operating margins. Additionally, in future years after the integration of the ReachLocal acquisition, which will be a separate reportable segment, it is estimated that the U.K. Group will constitute less than [* *]% of revenue and approximately [* *]% of EBITDA for the total Company.

Confidential Treatment Requested by Gannett Co., Inc.

Pursuant to Rule 83 (17 C. F. R. 200.83)

2.	We note that, in your response to our prior comment letter, you indicate that all corporate overhead costs are allocated to Domestic Publishing, which contributes to lower margins for Domestic Publishing as compared to the U.K. Group. Please provide us with information regarding the amount of corporate costs attributable to the U.K. Group’s operations.

The Company respectfully advises the Staff that it is clarifying its statement that all corporate overhead costs are allocated to Domestic Publishing. From what the Company considers corporate costs in its internal reports provided to the CODM, approximately [* *]% gets allocated to Domestic Publishing, while the remaining [* *]% remains as corporate unallocated costs (based on estimates for 2016). These allocated costs include marketing, technology, human resources, digital product development, and finance shared services costs. In the aggregate, these allocated costs are expected to impact Domestic Publishing’s estimated 2016 EBITDA margin significantly, reducing the estimated margin from [* *]% (without such costs) to [* *]% as shown in the table above. We respectfully advise the Staff that the U.K. Group does not separately track these costs in a similar manner. However, we estimate that such costs will have a less significant impact on the U.K. Group’s estimated 2016 EBITDA margin, reducing it from [* *]% (without such costs) to [* *]% as shown in the table above.

The corporate unallocated costs include our executive, corporate finance, legal, corporate communications, strategy, and related technology and human resource costs. While the U.K. Group incurs certain costs that are similar in nature to these unallocated costs, the impact of such costs on the U.K. Group’s EBITDA margin was less than [* *]% for the first six months of 2016.

We estimated the percentages above based on the forecasted amounts for 2016, as we believe such information is more representative of the Company’s ongoing corporate costs than amounts reported in the prior years. This is due to the fact that prior years’ amounts were driven by allocation methodologies and assumptions employed in preparing the carve-out financial statements for periods before separation from our former parent company.

*        *        *        *        *

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings.

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings.

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Confidential Treatment Requested by Gannett Co., Inc.

Pursuant to Rule 83 (17 C. F. R. 200.83)

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me at (703) 854-6807.

Very truly yours, /s/ Alison K. Engel
Alison K. Engel Senior Vice President, Chief Financial Officer and Treasurer